Exhibit 99.2

Zenatech Announces Green UAS Application for the IQ Nano Drone to Advance US Defense Opportunities and Closes Sixth Land Survey Company Acquisition

Vancouver, British Columbia, (July 1, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces its ZenaDrone subsidiary has submitted the Green UAS (Unmanned Aerial Systems) application for the IQ Nano drone enabling it to be added to the pre-approved procurement list for US Defense and government buyers. In addition, the ZenaTech also closed of its sixth US land survey company acquisition with is an essential part of its national Drone as a Service -- or DaaS -- rollout.

Achieving Green UAS certification takes several months according to the AUVSI drone association which administers it. Green UAS is a requirement by government buyers that must have secure and non-Chinese systems. Considered a steppingstone to Blue UAS, a Department of Defense certification the company plans to apply for next, it is required for sensitive government and military facilities that must have the next level of strict cybersecurity, supply chain, and operational standards.

“This acquisition further consolidates our presence in the Northwest area of Florida and adds more capacity to serve business and government with land surveys and a host of other more efficient drone-based services in an easy and economical Drone as a Service or DaaS business model,” said Shaun Passley, Ph. D, CEO of ZenaTech. “When combined with achieving Green UAS certification for our IQ Nano drone, we expect to create further US Defense, law enforcement, and government opportunities for indoor drone solutions which will be offered as part of our portfolio DaaS services.”

The acquired company, Empire Land Surveying, is a Pensacola Florida-based surveying firm with over two decades of expertise and replete customer relationships for topographic, boundary and control surveys, and will serve as strategic bolt-on to the January, 2025 acquisition ZenaTech completed of KJM Land Surveying, further adding reach, capacity, and business and government customers in the Northwest Florida and the company’s Southeast US region.

The ZenaDrone IQ Nano indoor drone is a compact AI drone in 20×20-inch and 30x30 inch sizes, is designed to perform regular and frequent inspections such as barcode or RFID scanning for inventory management, facility maintenance inspections, security monitoring, and 3D indoor mapping inside a warehouse, distribution or manufacturing storage facility. It is designed for autonomous use featuring integrated sensors, high-quality cameras, data collection and analysis including AI methodologies and the ability to operate in drone fleets with multiple drones for maximum coverage efficiency. Weighing approximately 1.5kg and with a flight time of at least 20 minutes before utilizing the automatic battery recharging station, it is designed for hovering stability and safety with obstacle avoidance capabilities.

The Drone as a Service or DaaS business model works similarly to a Software as a Service (SaaS) model but offers the efficiency of drone technology hardware and software solutions in an easy subscription-based or pay-per-use basis. Both business and government customers can conveniently access drones for tasks such as land surveying, inventory management, inspections, security, equipment surveillance, power washing or precision agriculture solutions without having to buy, operate, or maintain the drones, find a pilot or worry about regulatory certifications. themselves.

Acquiring land survey companies is step one of ZenaTech’s vision for a national DaaS business that will encompass transforming many legacy tasks, processes and business areas ripe for drone innovation. The company plans to complete approximately 20 more such acquisitions in the next 12 months.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and locations, and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software,

AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.